Letter of Intent
to Amend the
Employment Agreements
and Related Agreements
between Heath Petra Resources, Inc. and
Brian Heath, Doug Morgan and Scott Gaddis dated April 23, 1993
This Letter of Intent is by and between Heath Petra Resources, Inc., ("HPRI") a wholly owned subsidiary of Eastex Energy Inc. ("Eastex" or the "Company"), and Messrs. Brian Heath, Doug Morgan and Scott Gaddis, individually (the "Employee") and collectively (the "HPRI Managers") for the express purpose of setting forth the general terms and conditions relating to the extension and amendment of each Employee's employment with HPRI. The parties agree that they will work diligently and cooperatively to fully document these terms and conditions based upon our previous discussions and to ensure the most favorable legal, tax and operational result. The applicable terms and conditions are set forth below:
1. Term: Each Employee shall agree to an extension of the primary term of their respective Employment
Agreements until May 1, 1998 and their respective Non-
Compete Agreements shall be amended to include power marketing activities, provided, however, that in the event that an Employee is terminated for any reason
(including voluntary termination) during the term thereof, then the Non-Compete Agreement provisions with respect to the terminated Employee shall apply only to HPRI's natural gas business and shall not apply to any power marketing activities. Provided further, that in the event any Employee is terminated by HPRI and HPRI, or its successor in interest, breaches or violates any of the terms and conditions set forth in the Employment Agreement regarding compensation due Employee after termination and during the remaining primary term of the Employment
Agreement, and such breach or violation is not cured or resolved within thirty (30) days after notice thereof, then the provisions of the Non-Compete
Agreements with respect to the terminated Employee and applicable to HPRI's natural gas business shall be waived.
2. Compensation: Each Employee's current base salary of $125,000 per year shall be adjusted to $150,000 per year effective May 1, 1995. Each Employee shall be eligible for an annual incentive compensation bonus, pursuant to the planned HPRI Incentive Compensation
Plan, up to 150% of base salary.  Each Employee's base
        salary shall be adjusted each year pursuant to a mutually agreed cost of living adjustment which shall in no event exceed 4%.
3. Signing Bonus: Each Employee will receive a signing bonus of $20,000 payable upon the execution ("closing date") of the Amendments to Employment Agreements and Non-Compete Agreements. Such bonus to be amortized by the Company over the remaining term of the Non-Compete
Agreements.
4.      Stock Options:  Each Employee will receive 25,000
Company stock options to be issued pursuant to the Company's 1994 Executive Long Term Stock Option Plan at an exercise price of $3.625 (the closing price for the Company stock on May 1, 1995). Such shares shall be convertible into El Paso Natural Gas Company ("El
Paso") stock options in the event of the completion of the planned Merger between the Company and El Paso at the exchange ratio as defined in the Merger Agreement.
5. Release of Contingent Stock from Escrow and Release of Indemnification of the Company pursuant to Section 15 of the Master Agreement dated April 23, 1993 (the
"Master Agreement"):
(a) Indemnification: Release of individual personal liability of each Employee relating to the indemnification of the Company and its affiliates pursuant to Section 15.l of the Master Agreement subject to a mutual release of the Company and its affiliates relating to the indemnification of the Stockholders and Partners (as defined in the Master Agreement) pursuant to Section 15.2 of the Agreement and any other potential claims will also be released.
(b)     Release of Contingent Stock: Release of the
300,000 shares of Contingent Stock in Escrow. The released shares shall be held and owned by you and therefore will only be restricted from sale pursuant to applicable rules and regulations of the Securities Act of 1933, the Securities
Exchange Act of 1934 and Section 11 of the Master
Agreement subject to your rights under the Registration Rights Agreement (the "Rights
Agreement") dated April 23, 1993.  Such release of
Contingent Stock shall be subject to the following:
(i)     Agreement to defer any request for a Demand
Registration of those shares, pursuant to
Section 1.2 of such Agreement, until after January 1, 1996. This will in no way effect your rights to a "Piggy Back Registration" of such shares pursuant Section 1.3 thereof or any other rights you have to sell the shares including the right to exchange such shares pursuant to and in accordance with the terms of the planned merger of the Company and El
Paso. In that regard, the HPRI Managers are not currently deemed to be an "affiliate" of the Company under Rule 144 and El Paso concurs that the HPRI Managers would not be deemed to be an affiliate of El Paso.
Therefore, in the event the merger is
completed, whereby each Employee would
receive cash or shares of El Paso's stock in exchange for the contingent stock released hereinabove, then such shares received would not be restricted under Rule 145 and would therefore be freely transferable thereafter without restriction.
(ii)    In consideration of the release of the
contingent stock, the HPRI Managers agree to vote their shares in support of the planned merger between the Company and El Paso.
(iii) The consolidation of HPRI and Paragon into one combined entity for industrial and commercial sales.
6. Change of Control Provision: Amend each Employee's Employment Agreement to provide for a lump sum severance payment equal to one year's base salary in the event that, following a change of control, which would be deemed to have occurred "if any Person other than Robert G. Phillips, or a party designated or controlled by Mr. Phillips, is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing more than 25% of the combined voting power of the Company's then outstanding securities", the Employee is terminated for any reason which, under the terms of the amendments to the Employment Agreements, entitles such persons to receive severance payments. Such amendments shall provide for the same change of control provisions as are being provided to the other senior managers of the Company.
7. Executive Committee: Two (2) HPRI representatives shall become members of the newly formed Executive
Management Committee of the Company. The purpose of the Executive Management Committee shall be to afford the senior managers of each of the Company's subsidiaries or business units a venue to jointly develop and implement business strategies.
8. Incentive Compensation Plan: The Company will develop and implement an Incentive Compensation Plan (the "IC-
Gas Plan") designed specifically for HPRI but which would coincide with the existing Company plan.

        Effective January 1, 1995 the IC-Gas Plan shall commence in lieu of and substitute for the current incentive compensation plan applicable to the HPRI
Managers as set forth in Section 5 of the Employment
Agreement. Each Employee has agreed with the basic philosophy of the IC-Gas Plan subject to the terms of such new plan which shall not be any less favorable than the terms of the existing Company plan. The proposed general terms of the new IC-Gas Plan are set forth below:
(a)     Corporate Plan:
(i) Incentive Pool Calculation: Annually the following incentive pool calculation will be made for the Company, Eastex Hydrocarbons, Inc., HPRI and other qualifying business units:
After tax income before current year
incentives
+/- Adjustments for unusual or nonrecurring items
- - Threshold Performance

= Performance above the threshold
x Incentive Pool Percentage

= Annual Incentive Pool
(ii) Threshold Performance: Threshold Performance will be calculated based on threshold return on capital invested by the Company in each subsidiary. The threshold return will be determined based on the risk adjusted cost of capital of the Company. The threshold will be established annually by the Company's
Board of Directors.
(b)     HPRI Plan:
(i)     The support employees of HPRI shall
participate solely in the IC-Gas Plan.  Such
Employee's incentive will be awarded 80% in cash and 20% in Company performance shares.
The management of HPRI will participate in the IC-Gas Plan and in the Company plan. 80% of their incentive potential will be determined based on the HPRI plan and 20% of their potential will be determined based on the Company plan. The top management of each Company subsidiary or business unit will participate to the same extent in the Company plan.  The HPRI management awards, once
calculated, will be distributed 60% cash and 40% Company performance shares.
(ii)    In consideration of the HPRI Manager's
election to participate in the new IC-Gas
Plan and to extend the terms of their
respective Employment Agreements, the Company shall issue, to each Employee on the date of closing, 10,000 Company performance shares at a value per share equivalent to the final price per share for Company stock set forth in the Merger Agreement. Such performance shares shall be issued pursuant to the Plan;
provided, however, such performance shares shall be fully vested upon issuance, non-forfeitable and shall be redeemable, at the election of the holder, at any time and from time to time after January 1, 1997.
9. Power Marketing Venture: Formation of a separate entity for the express purpose of marketing and brokering electricity on behalf of the Company. This venture would be the exclusive vehicle for the Company's power marketing activities in the Southeastern US region and with respect to HPRI's existing and future industrial and commercial customers. The formation of this power marketing entity is subject to the following:
(a) In concert with a power marketing consultant(s) of the mutual selection of the Company and the HPRI
Managers, to be engaged by the Company, the HPRI
Managers will formulate a comprehensive "Business
Plan for Power Marketing to Industrial and
Commercial Customers" including a proposed annual budget and capital requirements. The Company will agree to bear upfront expenses not to exceed
$100,000 for the formation of the entity, regulatory certification of power marketing activities and the development of a business plan including a capital and operating budget.
(b) The Company, with the approval of its Board of Directors, will finance such venture with contributions of capital and credit (in the form of letters of credit) sufficient to conduct the business in accordance with the Business Plan for a period of not less than two years (the "budget period") from inception.
(c)     The Company, in conjunction with Kent Graham of
Arthur Andersen & Co., (the Company's outside accountants and advisors) will develop an Incentive Compensation Plan (the "IC-Power Plan") which shall be specifically applied to the performance of the power marketing entity and shall include the participation of the HPRI
Managers, salesmen and support personnel at the discretion of the HPRI Managers. This IC-Power
Plan shall be based upon comparable terms and conditions as set forth above in the IC-Gas Plan.
(d) In consideration of the HPRI Manager's election to participate in the new HPRI IC-Power Plan, to extend the terms of their respective Employment
Agreements and to initiate the Company's entry into power marketing, the Company shall issue, to each Employee on the date of closing, 10,000
Company performance shares at a value per share equivalent to the final price per share for the Company stock set forth in the Merger Agreement.
Such performance shares shall be issued pursuant to the Plan, provided, however, such performance shares shall be fully vested upon issuance, non-forfeitable and shall be redeemable, at the election of the holder, at any time and from time to time after January 1, 1997.
(e) Any awards payable to the Employee in stock, options or performance shares, pursuant to the incentive compensation plans set forth in this Agreement, prior to or after the Merger, shall be converted into common stock, options or performance shares of El Paso at the exchange ratio as defined in the Merger Agreement.
10. The parties anticipate that the amendments to Employment Agreements and Related Agreements shall be executed no later than May 16, 1995.

Each of the undersigned have agreed to the general terms and conditions as set forth hereinabove and agree to be bound by said terms subject to the completion of final documentation of the amendments and other agreements contemplated herein.

AGREED TO AND ACCEPTED                 AGREED TO AND ACCEPTED
THIS 5th DAY OF MAY, 1995              THIS 5th DAY OF MAY, 1995
EMPLOYEE:                              EMPLOYEE:
/s/ Brian N. Heath                     /s/ Scott C. Gaddis
Brian N. Heath                         Scott C. Gaddis

AGREED TO AND ACCEPTED                 AGREED TO AND ACCEPTED
THIS 5th DAY OF MAY, 1995              THIS 5th DAY OF MAY, 1995
EMPLOYEE:
/s/ Douglas D. Morgan                   /s/ Robert G. Phillips
Douglas D. Morgan                       Robert G. Phillips,
                                        Chairman and CEO
                                        On behalf of Heath Petra
                                            Resources, Inc.